For Immediate Release

February 16, 2007

PAN AMERICAN SILVER

PROVEN & PROBABLE RESERVES UP 20%, 35.4 MILLION OUNCES ADDED

Vancouver, British Columbia – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) is pleased to announce the results of its 2006 year-end reserve and resource evaluation. In addition to replacing 100% of reserves mined during 2006, the Company added a further 20%, or 35.4 million ounces of silver, to its proven and probable reserves. At the Company’s operating and development properties, measured and indicated resources increased 12.1 million ounces, while inferred resources grew by 9.9 million ounces.

“Mining is all about building and then extracting the value from your reserve and resource book,” said Geoff Burns, President and CEO. “Our property-focused exploration efforts in 2006 yielded great results. We not only replaced all of our 2006 production, but also added significant new silver reserves and resources at every one of our operating or development properties. We now have proven and probable reserves for over ten years of mining at our current rates of production.”

Reserves particularly increased at the Company’s Morococha and La Colorada mines. At Morococha, proven and probable reserves have increased five-fold since Pan American acquired the operation in mid-2004. At La Colorada, primarily due to the discovery of the new Amolillo zone, 3.6 million ounces were added to proven and probable reserves in addition to replacing ounces mined in 2006.

The full results of the Company’s 2006 drilling programs have been incorporated into the year-end reserve and resource estimate.  For further information on the results of the Company’s 2006 exploration program, please refer to the Company’s press release dated January 9, 2007, found at: http://www.panamericansilver.com/investorrelations/news_releases/documents/01-09-2007_2006ExplorationUpdateFinal2.pdf.

Reserves, resources and historical estimates as at December 31, 2006 were as follows:

MINERAL RESERVES - PROVEN AND PROBABLE
			Tonnes	Ag	Ag Cont.	Au	Pb	Cu	Zn
Property	Location	Classification	(000s)	(g/mt)	(000s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Proven	4,638	184	27,439	N/A	1.57	0.31	3.16
		Probable	4,049	183	23,820	N/A	1.79	0.21	3.21
Morococha (88.5%)	Peru	Proven	3,605	155	17,966	N/A	1.49	0.36	3.84
		Probable	2,039	157	10,309	N/A	1.83	0.41	4.16
La Colorada	Mexico	Proven	608	493	9,638	0.37	0.89	N/A	1.58
		Probable	580	543	10,120	0.43	0.95	N/A	1.60
Quiruvilca	Peru	Proven	1,049	170	5,735	0.35	1.15	0.66	3.36
		Probable	604	175	3,400	0.36	1.43	0.63	4.23
Silver Stockpiles	Peru	Probable	294	292	2,764	N/A	N/A	N/A	N/A
Alamo Dorado	Mexico	Proven	1,642	108	5,701	0.38	N/A	N/A	N/A
		Probable	10,794	113	39,215	0.30	N/A	N/A	N/A
Manantial Espejo	Argentina	Proven	3,489	151	16,940	2.05	N/A	N/A	N/A
		Probable	3,701	181	21,538	2.66	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Proven	1,094	304	10,690	N/A	N/A	N/A	3.85
		Probable	588	430	8,133	N/A	N/A	N/A	2.66
TOTAL		Proven + Probable	38,775	171	213,409	-	-	-	-

MINERAL RESOURCES - MEASURED AND INDICATED

			Tonnes	Ag	Ag Cont.	Au	Pb	Cu	Zn
Property	Location	Classification	(000's)	(g/mt) (000,s ozs) (g/mt)			(%)	(%)	(%)
Huaron	Peru	Measured	1,582	166	8,443	N/A	2.02	0.45	3.68
		Indicated	1,169	174	6,539	N/A	1.86	0.55	3.83
Morococha (88.5%)	Peru	Measured	1,816	192	11,204	N/A	1.47	0.30	3.52
		Indicated	718	178	4,109	N/A	1.26	0.41	2.90
La Colorada	Mexico	Measured	184	381	2,256	0.40	0.98	N/A	1.34
		Indicated	551	274	4,851	0.23	1.57	N/A	1.43
Quiruvilca	Peru	Measured	4,249	122	16,667	0.61	0.82	1.22	2.20
		Indicated	638	187	3,835	0.61	1.58	0.85	4.40
Alamo Dorado	Mexico	Measured	263	84	710	0.31	N/A	N/A	N/A
		Indicated	3,610	71	8,241	0.23	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	1,807	87	5,054	0.86	N/A	N/A	N/A
		Indicated	2,288	94	6,915	0.84	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Measured	124	74	294	N/A	N/A	N/A	1.15
		Indicated	245	294	2,315	N/A	N/A	N/A	3.67
TOTAL		Measured+Indicated	19,243	132	81,433

MINERAL RESOURCES - INFERRED

			Tonnes	Ag	Ag Cont.	Au	Pb	Cu	Zn
Property	Location	Classification	(000s)	(g/mt)	(000s ozs)	(g/mt)	(%)	(%)	(%)
Huaron	Peru	Inferred	3,458	182	20,233	N/A	1.69	0.30	3.03
Morococha (88.5%)	Peru	Inferred	8,658	227	63,191	N/A	1.90	0.47	4.37
La Colorada	Mexico	Inferred	1,718	398	21,989	0.30	2.24	N/A	2.32
Quiruvilca	Peru	Inferred	3,862	167	20,738	0.74	1.44	0.58	3.88
Alamo Dorado	Mexico	Inferred	518	79	1,316	0.30	N/A	N/A	N/A
Silver Stockpiles (i)	Peru	Inferred	21,337	162	111,132	N/A	N/A	N/A	N/A
Manatial Espejo	Argentina	Inferred	2,523	107	8,679	1.04	N/A	N/A	N/A
San Vicente (55%)	Bolivia	Inferred	292	243	2,283	N/A	N/A	N/A	2.34
TOTAL		Inferred	42,367	183	249,560

HISTORICAL ESTIMATES

			Tonnes	Ag	Ag Cont.	Au	Pb	Cu	Zn
Property	Location	Unclassified	(000's)	(g/mt)	(000,s ozs)	(g/mt)	(%)	(%)	(%)
Hog Heaven (ii)	USA	Historical (ii)(iii)	2,705	167	14,550	0.62	N/A	N/A	N/A
Hog Heaven (ii)	USA	Historical (ii)(iv)	7,639	133	32,730	0.70	N/A	N/A	N/A
Waterloo (v)	USA	Historical	33,758	93	100,937	N/A	N/A	N/A	N/A
TOTAL		Historical	44,102	104	148,217

(i) Pan American's interest is derived pursuant to an option agreement with Volcan. Volcan recently denied Pan American's right to exercise its option over the Stockpiles and is disputing the validity and enforceability of the option. It is Pan American's intention to seek arbitration to resolve this matter. The dispute does not affect the Company's interest in the probable reserves at the Silver Stockpiles, which is subject to a separate agreement.

(ii) The historical estimate for Hog Heaven was calculated by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"). The historical estimate was based on extensive diamond drilling, and was calculated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the calculation). Michael Steinmann, P.Geo., QP for the Company, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic calculation was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven reserves	2,981,690	4.88	0.018
Probable & possible reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible resources	4,500,000	2.41	0.020
Inferred resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

(iii) The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the NI 43-101 category of "indicated resources".

(iv) The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the NI 43-101 category of "inferred resources."

(v) The historical estimate for Waterloo was initially calculated by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was calculated using a silver price of $5.00 per ounce (the relevant price at the time of the calculation). Michael Steinmann, P.Geo., QP for the Company, has reviewed the Technical Evaluation Report and believes the historic calculation was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely correspond to 33,758,000 tonnes in the NI 43-101 category of "indicated resource." However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

ADDITIONAL DISCLOSURE

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Current reserves and resources are estimated using the following assumed metals prices: Ag: $9.00/oz, Au: $525/oz, Pb: $1,000/tonne, Cu: $5,000/tonne, Zn: $2,100/tonne. Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property.  Varying cut-off grades have been used depending on the mine and type of ore contained in the mineral reserves or resources.  The Company’s normal data verification procedures have been employed in connection with the calculations.

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Reserves and Resources have been calculated as at December 31, 2006 in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" ("CIM Standards") as amended December 11, 2005. Historical estimates have not been classified.

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All mineral resources are exclusive of mineral reserves.

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Mineral reserve and resource estimates for Huaron, Morococha, La Colorada, Quiruvilca, Alamo Dorado, Manantial Espejo and San Vicente were prepared by, or under the supervision of, Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Mine Engineering, both qualified persons ("QPs") as the term is defined in NI 43-101.

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Numbers may not add up due to rounding.

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Tonne = 1 metric tonne (1,000 kg), Ton = 1 short ton (2,000 lbs).

FORWARD LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements in this news release that contain forward-looking information include, but are not limited to, statements relating to estimated longevity of the Company’s business activities and future plans, action, objectives and achievements of the Company. Reserve and resource estimates are also forward-looking statements as they constitute a prediction based on certain estimates and assumptions as to the mineralization that would be encountered if a deposit is developed and mined. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “projects” or “projected”, “expects” or “does not expect”, “is expected”, “estimates”, “forecasts”, “scheduled”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Statements containing forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Pan American Silver and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: risks related to technological and operational nature of the Company’s business; changes in the political or economic environment; the interpretation of drill results and the geology, continuity and grade of mineral deposits; actual results of current exploration activities; conclusions of economic evaluations; fluctuations in the price of silver, gold and other base metals; as well as those factors described in the sections relating to risk factors of Pan American Silver’s business filed in the Company’s required securities filings on SEDAR. There can be no assurance that any statements containing forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on statements containing forward-looking information.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press release uses the terms “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred resources are in addition to measured and indicated resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the Company’s inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian securities laws, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release have been prepared in accordance with NI 43-101 and the CIM Standards.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

For further information, please contact:

Alexis Stewart, Director Corporate & Investor Relations

(604) 684-1175

astewart@panamericansilver.com

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